Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

	State or other Jurisdiction of Incorporation or Organization	Stock Ownership
Ranor, Inc.	Delaware	100%
Stadco New Acquisition, LLC	Delaware	100%
Westminster Credit Holdings, LLC	Delaware	100%
Stadco	California	100%